November 25, 2013

VIA EMAIL AND EDGAR TRANSMISSION

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Lulu Cheng

Re:	Discover Card Execution Note Trust
Registration Statement on Form S-3
(File Nos. 333-191359, 333-191359-01 and 333-191359-02)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, Discover Card Execution Note Trust, Discover Card Master Trust I and Discover Bank hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, November 27, 2013 at 11:00 a.m. (EST), or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

In connection with the foregoing request for acceleration of the Registration Statement, Discover Card Execution Note Trust, Discover Card Master Trust I and Discover Bank acknowledge that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Discover Card Execution Note Trust, Discover Card Master Trust I or Discover Bank from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Discover Card Execution Note Trust, Discover Card Master Trust I and Discover Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DISCOVER BANK (for itself and as Depositor for Discover Card Execution Note Trust and Discover Card Master Trust I)

By:	/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Financial Officer and Assistant Treasurer